For Immediate Release

November 1, 2006

PAN AMERICAN SILVER REPORTS:

ALAMO DORADO MINE CONSTRUCTION COMPLETE

(all amounts in $US unless otherwise stated)

Vancouver, Canada – Pan American Silver Corp. (PAAS: NASDAQ; PAA: TSX) is pleased to announce that ore is now being processed through the leaching circuit at its new Alamo Dorado open-pit silver mine located in the state of Sonora, Mexico. Construction is now complete, on schedule and virtually on the original feasibility budget. Pan American is presently focused on ramping up production to the plant’s design capacity of 4,000 tonnes per day.

Development Highlights:

•

Mine development and plant construction accomplished on schedule in 19 months.

•

Capital cost of $79.9 million, in line with feasibility forecast.

•

Approximately 450,000 tonnes of ore grade material now mined and stockpiled ahead of the crushing plant.

•

Flawless safety record throughout construction, with zero lost time accidents reported for 1.8 million man hours and over 1,300 days logged.

Pan American Silver expects Alamo Dorado to contribute approximately 5.0 million ounces of silver and 12,000 ounces of gold per year over a projected mine life of 8 years. For the remainder of 2006, the mine is expected to add approximately 300,000 ounces of silver to the Company’s consolidated production.

Commenting on the start-up of Pan American’s newest silver mine, Geoff Burns, President & CEO said: “It is extremely gratifying to deliver on the commitments we made to our shareholders in February of 2005 when we announced our decision to proceed with the development and construction of the Alamo Dorado silver mine. On schedule and substantially on budget, Alamo Dorado will be a core low cost silver producer for Pan American for years to come. It is a testament to the skills of our project team and brings us a step closer to our targeted production of 25 million ounces of silver annually by 2008.”

-end-

For Further Information Contact:  Alexis Stewart, Director Investor & Corporate Relations at

(604) 684-1175, or visit the Company’s website at www.panamericansilver.com.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

THIS NEWS RELEASE CONTAINS “FORWARD-LOOKING INFORMATION” WITHIN THE MEANING OF APPLICABLE CANADIAN SECURITIES LEGISLATION. STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION EXPRESS, AS AT THE DATE OF THIS NEWS RELEASE, THE COMPANY’S PLANS, ESTIMATES, FORECASTS, PROJECTIONS, EXPECTATIONS, OR BELIEFS AS TO FUTURE EVENTS OR RESULTS AND THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION TO, UPDATE SUCH STATEMENTS CONTAINING THE FORWARD-LOOKING INFORMATION. GENERALLY, FORWARD-LOOKING INFORMATION CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS “PLANS”, “PROJECTS” OR “PROJECTED”, “EXPECTS” OR “DOES NOT EXPECT”, “IS EXPECTED”, “ESTIMATES”, “FORECASTS”, “SCHEDULED”, “INTENDS”, “ANTICIPATES” OR “DOES NOT ANTICIPATE”, OR “BELIEVES”, OR VARIATIONS OF SUCH WORDS AND PHRASES, OR STATEMENTS THAT CERTAIN ACTIONS, EVENTS OR RESULTS “MAY”, “CAN”, “COULD”, “WOULD”, “MIGHT” OR “WILL BE TAKEN”, “OCCUR” OR “BE ACHIEVED”. STATEMENTS

1500 – 625 HOWE STREET, VANCOUVER, BC CANADA V6C 2T6  •  TEL 604.684.1175  •  FAX 604.684.0147

www.panamericansilver.com

CONTAINING FORWARD-LOOKING INFORMATION INCLUDE, BUT ARE NOT LIMITED TO, STATEMENTS WITH RESPECT TO THE ESTIMATION OF FUTURE PRODUCTION LEVELS AND EXPECTATIONS REGARDING MINE PRODUCTION COSTS AT THE ALAMO DORADO MINE.

STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE THE ACTUAL RESULTS, LEVEL OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS OF PAN AMERICAN SILVER AND ITS OPERATIONS TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY SUCH STATEMENTS. SUCH FACTORS INCLUDE, AMONG OTHERS, RISKS RELATED TO TECHNOLOGICAL AND OPERATIONAL NATURE OF THE COMPANY’S BUSINESS, CHANGES IN THE POLITICAL OR ECONOMIC ENVIRONMENT, THE ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES, CONCLUSIONS OF ECONOMIC EVALUATIONS,  FUTURE PRICES OF SILVER, GOLD AND OTHER BASE METALS, AS WELL AS THOSE FACTORS DESCRIBED IN THE SECTIONS RELATING TO RISK FACTORS OF PAN AMERICAN SILVER’S BUSINESS FILED IN THE COMPANY’S REQUIRED SECURITIES FILINGS ON SEDAR. THERE CAN BE NO ASSURANCE THAT ANY STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION WILL PROVE TO BE ACCURATE AS ACTUAL RESULTS AND FUTURE EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH STATEMENTS. ACCORDINGLY, READERS SHOULD NOT PLACE UNDUE RELIANCE ON STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION.